UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

OFFERPAD SOLUTIONS INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67623L 109

(CUSIP Number)

Scott Powers

LL Funds, LLC

2400 Market Street
Suite 302
Philadelphia, PA 19103
(267) 298-5495

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Chris Errico
Dentons US LLP

22 Little W 12th St.
New York, NY 10014

(212) 376-7800

September 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 67623L 109

1.	Names of Reporting Persons LL Capital Partners I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 92,685,278
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 92,685,278
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,685,278
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 41.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 67623L 109

1.	Names of Reporting Persons SIF V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 7,564,705
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,564,705
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,564,705
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 67623L 109

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of Offerpad Solutions Inc. (formerly known as Supernova Partners Acquisition Company, Inc.), a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2150 E. German Road, Suite 1, Chandler, Arizona, 85286.

Item 2. Identity and Background

This Schedule 13D is filed jointly on behalf of LL Capital Partners I, L.P. (“LLCP I”) and SIF V, LLC (“SIF V” and together with LLCP I, the “Reporting Persons”).

The principal business of each of the Reporting Persons is investing in securities. The principal office of each of the Reporting Persons is located at 2400 Market Street, Suite 302, Philadelphia, PA 19103. LLCP I GP, LLC is the general partner of LLCP I, and LLCP II GP, LLC is the managing member of SIF V. Roberto Sella is the sole manager of LLCP I GP, LLC and LLCP II GP, LLC. The principal occupation of Mr. Sella is a United States citizen, and he serves as the Managing Partner of LL Funds. The business address of Mr. Sella is c/o LL Funds, LLC, 2400 Market Street, Suite 302, Philadelphia, PA 19103.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

Item 3. Source and Amount of Funds or Other Consideration

On September 1, 2021 (the “Closing Date”), in connection with the closing (the “Closing”) of the transactions contemplated by the Agreement and Plan of Merger (as amended, waived or otherwise modified, the “Merger Agreement”), dated as of March 17, 2021, by and among the Issuer, Orchids Merger Sub, Inc., a wholly-owned subsidiary of the Issuer (“Merger Sub”), and OfferPad, Inc. (“Old Offerpad”), (i) Merger Sub was merged with and into Old Offerpad, with Old Offerpad surviving the merger as a wholly owned subsidiary of the Issuer (together with the other transactions contemplated by the Merger Agreement, the “Transactions”), (ii) LLCP I received, in exchange for its equity interest in Old Offerpad, 92,685,278 shares of Common Stock of the Issuer and (iii) SIF V received, in exchange for its equity interest in Old Offerpad, 7,564,705 shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction

The information set forth or incorporated by reference in Items 2, 3, 5 and 6 is hereby incorporated herein by reference thereto.

Each of the Reporting Persons acquired the shares of Common Stock beneficially owned by it for investment purposes. Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of Common Stock or any securities exercisable for or convertible into Common Stock, each Reporting Person, consistent with its investment purpose and with the Registration Rights Agreement (as defined in Item 6 hereof), at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock or dispose of any or all of its shares of Common Stock or its associated rights or securities exercisable for or convertible into Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable) depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

CUSIP NO. 67623L 109

In addition, the Reporting Person may engage in communications with one or more other shareholders of the Issuer, one or more officers of Issuer and/or one or more members of the Board of Directors of Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Roberto Sella, who is the sole manager of LLCP I GP, LLC (the General Partner of LLCP I) and LLCP II GP, LLC (the Managing Member of SIF V), serves as a member of the Issuer’s board of directors, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes that there are 223,528,935 shares of Common Stock outstanding, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 7, 2021.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to beneficially own an aggregate of 100,249,983 shares of Common Stock, representing approximately 44.8% of the Common Stock outstanding: (i) LLCP I may be deemed to beneficially own LLCP shares of Common Stock, representing approximately 41.5% of the Common Stock outstanding and (ii) SIF V may be deemed to beneficially own an aggregate of 7,564,705 shares of Common Stock, representing approximately 3.4% of the Common Stock outstanding.

Each of LL Funds, LLC, LLCP I GP, LLC and Roberto Sella disclaims beneficial ownership of the shares of Common Stock that LLCP I may be deemed to beneficially own. Each of LL Funds, LLC, LLCP II GP, LLC and Roberto Sella disclaims beneficial ownership of the shares of Common Stock that SIF V may be deemed to beneficially own.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Registration Rights Agreement

In connection with the Transactions, concurrently with the Closing, the Issuer, the Reporting Persons, certain other stockholders of the Issuer and other parties thereto entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”).

CUSIP NO. 67623L 109

Pursuant to the Registration Rights Agreement, the Issuer has agreed to file a shelf registration statement within 30 days following the Closing Date in respect of the equity securities held by certain parties to the Registration Rights Agreement, including the Reporting Persons, and will use reasonable best efforts to maintain or, in the event it ceases to be effective, replace such shelf registration statement until such parties have sold all eligible equity securities of the Issuer beneficially owned by such parties as of the Closing Date. Pursuant to the Registration Rights Agreement, certain parties, including the Reporting Persons, will be entitled to request certain underwritten shelf takedowns and customary piggyback rights on registered offerings of equity securities of the Issuer and certain other registration rights.

The Registration Rights Agreement also provides that the Issuer will pay certain expenses of the Reporting Persons relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Loan Agreements

Since October 26, 2016, the Issuer and certain affiliates of the Reporting Persons have been party to various lending arrangements under which such affiliates of the Reporting Persons have made available to the Issuer both revolving senior loans and revolving mezzanine loans. As of the date of this filing, approximately $160 million and $76 million, respectively, are outstanding under senior and mezzanine loans made pursuant to such arrangements.

Issuer Board of Directors

Pursuant to the terms of the Merger Agreement, at the Closing, Roberto Sella was appointed to the Issuer’s board of directors for a term that will expire at the Issuer’s first annual meeting of stockholders in 2022.

Post-Closing Lock-Up.

The Issuer’s bylaws subject certain shares of the Issuer held by the Reporting Persons to transfer restrictions, which prohibit (subject to certain exceptions) sales, transfers, pledges or other dispositions of shares of Common Stock received in connection with the Transactions or otherwise beneficially owned as of the Closing Date for 180 days after the Closing Date. The Issuer’s bylaws provide that if the Common Stock price equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 30 days following the Closing, 33% of the shares of Common Stock are released from the lock-up and that if the Common Stock price equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 30 days following the Closing, 50% of the shares of Common Stock are released from the lock-up.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.
B.	Registration Rights Agreement (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on September 7, 2021).
C.

Fifth Amended and Restated Loan and Security Agreement, dated as of March 31, 2021, by and among OfferPad (SPVBorrower1), LLC, LL Private Lending Fund, L.P., LL Private Lending Fund II, L.P. and LL Funds, LLC. (incorporated by reference to Exhibit 10.21 to the Issuer’s Registration Statement on Form S-4 (File No. 333-255079)).

D.	Amended and Restated Loan and Security Agreement, dated as of March 31, 2021, by and among OP SPE BORROWER PARENT, LLC, OP SPE PHX1, LLC, OP SPE TPA1, LLC and LL Private Lending Fund II, L.P. (incorporated by reference to Exhibit 10.22 to the Issuer’s Registration Statement on Form S-4 (File No. 333-255079)).

CUSIP NO. 67623L 109

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2021

LL CAPITAL PARTNERS I, L.P.

By LLCP I GP, LLC,
its General Partner,

/s/ Roberto Sella
Roberto Sella
Sole Manager

SIF V, LLC

By LLCP II GP, LLC,
its Managing Member,

/s/ Roberto Sella
Roberto Sella
Sole Manager